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                                                                  --------------------------
                                   FORM 12b-25                    --------------------------
                                                                        SEC FILE NUMBER
                                                                           000-16423
                           NOTIFICATION OF LATE FILING            --------------------------
                                                                  --------------------------
                                                                          CUSIP NUMBER
                                                                             79781B
                                                                  --------------------------
(Check One):
 [X] Form 10-K  [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR

     For Period Ended:  December 31, 2002
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended: __________________________________________

    Read attached instruction sheet before preparing form. Please print or type.

    Nothing in this form shall be  construed to imply that the  Commission  has verified any information contained herein.

    If the  notification  relates  to a portion of the  filing  checked  above, identify the item(s) to which the notification relates: ________________________

PART I -- REGISTRANT INFORMATION

SAN Holdings, Inc.
________________________________________________________________________________
Full name of registrant

N/A
________________________________________________________________________________
Former name if applicable

900 W. Castleton Road, Suite 100
________________________________________________________________________________
Address of principal executive office (Street and number)

Castle Rock, CO 80104
________________________________________________________________________________
City, state and zip code

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
[X]  |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K,  20-F,  11-K or Form N-SAR, or portion thereof will
     |         be filed  on or  before  the  15th  calendar  day  following  the
     |         prescribed  due  date;  or  the  subject   quarterly   report  or
     |         transition  report on Form 10-Q, or portion thereof will be filed
     |         on or before the fifth  calendar day following the prescribed due
     |         date; and
     |
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.  (Attach Extra Sheets if Needed)

     On March 31, 2003, the Company entered into an Agreement and Plan of Merger with Solunet Storage Holding Corp. and certain other parties, relating to a significant  acquisition  for the Company.  The management time required to enter into the  agreement  has  prevented  the Company from  preparing  and filing the Annual  Report on Form  10-KSB by March 31,  2003.  The  Company
     expects to complete and file the Form 10-KSB on or before April 15, 2003.

PART IV -- OTHER INFORMATION

(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification

        Donna Key                      (303)              864-9000
     ---------------------------------------------------------------------------
         (Name)                          (Area Code)      (Telephone Number)

(2)  Have all other periodic  reports  required under Section 13 or 15(d) of the
     Securities Exchange Act of 1934 or Section 30 of the Investment Company Act
     of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [ ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding  period for the last fiscal year will be reflected by the earnings  statements  to be  included  in the  subject  report  or  portion thereof?
                                                                 [X] Yes  [ ] No

     If so: attach an explanation of the anticipated  change,  both  narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The Company's  recorded  revenues for the year ended December 31, 2002 increased  from those recorded for the year ended December 31, 2001 by approximately  $14.2 Million or 75%, and the Company's  recorded gross profit for the year ended December 31, 2002 increased by approximately
          $4.1  Million  or 130%,  both  largely  as a  consequence  of the ITIS acquisition  completed as of December 31, 2001.  The dollar  amount of the revenue  increase was offset in part by a change in the  Company's accounting  policy  relating to  recording  of revenues  from sales of third-party  maintenance  contracts,  which had the effect of reducing recorded  revenue by  approximately  $2.7  Million from the level that would have been  recorded  for 2002 under the prior  policy.  All 2001 amounts  referenced in this Part IV have been  reclassified to reflect the newly adopted policy.

 --------------------------------------------------------------------------------

                               SAN Holdings, Inc.
                   ------------------------------------------
                  (Name of Registrant as Specified in Charter)

has  caused  this  notification  to be signed on its  behalf by the  undersigned thereunto duly authorized.

Date: April 1, 2003             By  /s/ Hugh A. O’Reilly
    -------------------            ---------------------------------------------
                                   Hugh A. O’Reilly, Senior Vice President and CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly  authorized  representative.  The name and title of the person signing  the form  shall  be typed or  printed  beneath  the  signature.  If the statement is signed on behalf of the registrant by an authorized  representative
(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (see 18 U.S.C. 1001).